Exhibit (k)(5)

LICENSE AGREEMENT

This License Agreement, effective as of May 22, 2013, is by and among PRINCIPAL FINANCIAL SERVICES, INC., an Iowa Corporation, as successor in interest to Principal Financial Group, Inc., an Iowa Corporation (“Principal”), its principal place of business at 711 High Street, Des Moines, Iowa 50392, ALPS ADVISORS, INC. (“ALPS”), a Colorado corporation, with its principal place of business at 1290 Broadway, Suite 1100, Denver, Colorado 80203, and each registered investment company identified on Appendix I hereto (each a “Fund” and collectively the “Funds”).

WHEREAS, Principal is the owner of certain trademarks, service marks,  registrations and pending applications therefor as listed on Exhibit A hereto, as may be amended from time to time by the parties in writing, and will acquire additional trademarks and service marks in the future (the “Principal Marks”); and

WHEREAS, ALPS and the Funds desire to use certain of the Principal Marks in connection with the issuance, marketing and/or promotion of the financial products listed on Exhibit B hereto (the “Products”) and in connection with making disclosure about the Products under applicable law, rules and regulations;

NOW THEREFORE, in consideration of the mutual promises set forth in this License Agreement and other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the parties agree as follows:

1.  Definitions

1.1. “Principal’s Branding Standards” means the naming and branding standards, policies and conventions of Principal established by Principal and promulgated through its Corporate Relations department or such other department as Principal designates and attached as Exhibit C hereto.

2.  Grant of License.  Principal hereby grants to ALPS and to each Fund (together, the “Licensees”, and any of them individually a “Licensee”) for the duration of this License Agreement a non-exclusive, non-sublicenseable, non-transferable right and license to use the Principal Marks in connection with the distribution, marketing and promotion of the Products (including in the name of the Products) and in connection with making such disclosure about the Products as the Licensees deem necessary or desirable under any applicable law, rules, regulations or provisions of this Agreement within the United States.

3.  Ownership of the Principal Marks

3.1                   Principal Ownership.  Principal and the Licensees expressly agree that all proprietary rights, title, interest and control of the Principal Marks, including any goodwill or other value generated in connection with the use of the Principal Marks, are and shall at all times be solely owned by Principal, and shall inure to the benefit of and be on behalf of Principal.

3.2       Licensee Obligations.  Each Licensee agrees that it will:

(i)                                     not in any way dispute or impugn the validity of the Principal Marks and their registration, nor the sole proprietary right of Principal thereto;

(ii)                                  at Principal’s request at any time during the term of this License Agreement or thereafter, execute any and all proper documents confirming Principal’s title in and to the Principal Marks;

(iii)                               at Principal’s request at any time during the term of this License Agreement, provide any reasonable information and documentary evidence of the use of the Principal Marks by the Licensee, for the purpose of maintaining and supporting Principal’s registration and rights in the Principal Marks; and

(iv)                              at Principal’s request and expense, cooperate with Principal in opposing or otherwise contesting any use of the Principal Marks by any third party other than a Licensee.

3.3       Licensees not to Jeopardize Registration.  Each Licensee undertakes not to do or permit to be done any act which would jeopardize or invalidate any registration of the Principal Marks nor do any act which might assist or give rise to an application to remove the Principal Marks from the Register of Trademarks or which prejudice the right or title of Principal to the Principal Marks.

3.4       No Ownership of Principal Marks by the Licensees.  No Licensee will make any representation or do any act which may be taken to indicate that it has any right, title or interest in or to the ownership or use of the Principal Marks except under the terms of this License Agreement, and acknowledges that nothing contained in this License Agreement shall give the Licensee any right, title or interest in or to the Principal Marks save as granted by this License Agreement.

3.5       Licensees Not to Apply for Registration.  No Licensee will at any time during the term of this License Agreement or after its termination apply for registration of the Principal Marks or any words, phrases, combination of colors and/or logos confusingly similar to the Principal Marks as a trademark and/or business name in any part of the world.

4.  Quality Control

4.1  Each Licensee agrees that the nature and quality of its use of the Principal Marks pursuant to this License Agreement shall conform to Principal’s Branding

Standards set by Principal.

4.2  Each Licensee agrees to use the Principal Marks only in the form and manner used by Principal, or as otherwise directed by Principal.  Each Licensee shall submit to Principal for its review and approval all informational materials pertaining to and to be used in connection with the Products, including, where applicable, all prospectuses, registration statements, web sites, investor letters, advertisements, brochures and promotional and any other similar informational materials (including documents required to be filed with governmental or regulatory agencies) that in any way use or refer to the Principal Marks (the “Informational Materials”). Informational Materials shall be transmitted via electronic mail to                       . Principal’s approval shall be required with respect to the use of and description of the Principal Marks and shall not be unreasonably withheld or delayed by Principal. Specifically, Principal shall notify the Licensee, via electronic mail to                           , of its approval or disapproval of any Informational Materials within 72 hours (excluding Saturday, Sunday and New York Stock Exchange Holidays) following receipt thereof from the Licensee. Any disapproval shall state Principal’s reasons therefor. Any failure by Principal to respond within such 72 hour period shall be deemed to constitute a waiver by Principal of its right to review such Informational Materials by Principal. Once Informational Materials have been approved by Principal, subsequent Informational Materials which do not materially alter the use of the Principal Marks need not be submitted for review and approval by Principal.  Subject to the foregoing, each Licensee may utilize the Principal Marks on its website and other marketing material in connection with the Products, and ALPS may hold the Products out to be proprietary to ALPS.

4.3  Principal is familiar with the services and products of ALPS and is satisfied that those services and products are of a quality sufficiently high to satisfy Principal that ALPS will offer appropriate services and products in connection with the Principal Marks.

4.4  ALPS agrees to provide Principal with written notice in the event that, during the term of this License Agreement, the nature of ALPS’ services to the Products should materially deviate from the nature of the services being contemplated by the parties as of the date hereto.

4.5  Upon request by Principal, a Licensee shall promptly  provide Principal with representative samples of all promotional materials, packaging, labels, advertisements or any other materials that include any of the Principal Marks so that Principal may insure that said materials are in conformance with Principal’s quality standards, and Principal may use said materials from time to time as evidence of use of the Principal Marks.

4.6  Each Licensee agrees that all activities conducted in accordance with this License Agreement shall be in conformance with all applicable laws, rules and regulations.

5.  Amendment of License Agreement.  This License Agreement may be amended at any time by the parties to add or delete Principal Marks, to add services or goods, or to add or delete Funds.  Such an amendment may be accomplished by a simple letter agreement outlining the amendment(s) and signed by both parties.

6.  Manner of Use

6.1  Each Licensee agrees to use the Principal Marks only in the form and manner, and with appropriate ownership legends, as prescribed from time to time by Principal.

6.2  Each Licensee shall have the right to use the mark Principal as a part of the name of the Products, but, aside from this right, the Licensee shall not have the right to use any of the Principal Marks in combination with any other name or mark without the prior written approval of Principal.

7.  Infringement Proceedings

7.1  Each Licensee agrees to promptly notify Principal of any unauthorized use of any of Principal Marks as such unauthorized use  comes to the Licensee’s attention.  Principal shall have the sole right and discretion to take any action relating to Principal Marks, although each Licensee agrees to cooperate fully, should Principal decide to take action, at Principal’s expense.

7.2  Damages.  If infringement proceedings result in an award of damages or the payment of any sums to Principal, any such damages or payments shall belong solely to Principal.

7.3  No Comment by Licensees.  If a Licensee becomes aware that any other person, firm or company alleges that the Principal Marks are invalid or that use of the Principal Marks infringe any rights of another party or that the Principal Marks are otherwise attacked or attackable the Licensee shall immediately notify Principal in writing thereof and shall make no comment or admission to any third party in respect thereof.

8.  Term and Termination

8.1  This License Agreement shall continue in force and effect for five (5) years from the effective date listed above, unless it is sooner terminated as provided for herein, and shall be automatically renewed for like terms, so long as the parties hereto remain in compliance with all of the materials terms hereof.

8.2  Principal may terminate this License Agreement forthwith, upon written notice to the Licensee, if there is a material breach of a Licensee’s obligations under the

Quality Control section of this License Agreement.

8.3  Notwithstanding any provision of this License Agreement to the contrary, this Agreement shall automatically terminate with respect to a Product or a Fund if neither Principal nor any “affiliated person” of Principal, as such term is defined under the Investment Company Act of 1940, serves as investment adviser or investment subadviser of such Product or Fund, as applicable.  Termination of this License Agreement with respect to any particular Product or Fund shall in no way affect the rights and duties under this License Agreement with respect to any other Product or Fund, provided, however, that this License Agreement shall terminate if it pertains to no Products or Funds.

8.4  Aside from termination pursuant to subparagraphs 8.2 and 8.3 above, if any party commits a material breach of this License Agreement and said breach remains unremedied for ninety (90) days following receipt of written notification from the non-breaching party, this License Agreement shall be terminated at the option of the non-breaching party.

9.  Effect of Termination

9.1  Upon termination of this License Agreement, each Licensee agrees to immediately discontinue and not to use in the future any of the Principal Marks, any trade name incorporating any of the Principal Marks, or any terms confusingly similar to any of the Principal Marks.

9.2  Upon termination of this License Agreement, each Licensee agrees to cooperate fully with Principal to amend or cancel any governmental recordations pertaining to any marks or names which consist of or include any of Principal Marks.

9.3  Upon termination of this License Agreement, any and all rights in the Principal Marks and the goodwill connected therewith shall remain the property of Principal.

10.  Surviving Obligations.  The provisions of the following clauses will survive termination of this Agreement:  Clause 3.  Ownership of the Principal Marks, including 3.1, 3.2, 3.3, 3.4 and 3.5.

11.  Binding on Successors and Assigns

11.1  No Licensee shall assign, transfer or sub-contract or in any other manner make over to any third party the benefit and/or burden of this License Agreement without the prior written consent of Principal.  This License Agreement shall be binding on and inure to the benefit of the respective successors and permitted assigns of the parties.

12.  Interpretation and Enforcement of License Agreement.  This License Agreement shall be interpreted according to the laws of the State of Iowa, and the parties agree that jurisdiction over the enforcement of this License Agreement shall be appropriate in Des Moines, Iowa.  The parties agree that any breaches hereof shall cause irreparable injury to the non-breaching party and that an injunction shall be an appropriate remedy.

13.  Waiver.  The waiver by either party hereto of any right hereunder or a failure to perform or a breach by the other party shall not be construed as a waiver of any other right hereunder.

14.  Severability.  In the event any provision of this License Agreement shall be invalid or unenforceable, it shall be deemed to be separate and shall not affect any other provision of this License Agreement.

15.  Entire Agreement.  This License Agreement constitutes the entire agreement between the parties relating to the subject matter hereof, and supersedes all previous agreements between the parties, written or oral.

16.  Notices.  All notices, requests, demands and other communications required to be in writing under this License Agreement shall be addressed as follows and notice shall be considered given five (5) days following dispatch by first class mail, postage prepaid:

If to Principal:

Principal Financial Services, Inc.

711 High Street

Des Moines, IA  50392-0300

Attn:  Thomas R. Pospisil

If to ALPS:

ALPS Advisors, Inc.

1290 Broadway, Suite 1100

Denver, CO 8203

Attn: General Counsel

IN WITNESS WHEREOF, the parties have caused this License Agreement to be executed by duly authorized representatives on the dates reflected below.

PRINCIPAL FINANCIAL SERVICES, INC.

By	/s/ Leanne Valentine
	Name:	Leanne Valentine
	Title:	Vice President & Associate General Counsel

ALPS ADVISORS, INC.

By	/s/ Thomas A. Carter
	Name:	Thomas A. Carter
	Title:	President

EACH FUND IDENTIFIED ON APPENDIX I HERETO

By	/s/ Patrick Buchanan
	Name:	Patrick Buchanan
	Title:	Treasurer

EXHIBIT A

PRINCIPAL MARKS

Registered Word marks —

Principal Financial Group

Principal Global Investors

Principal Real Estate Investors

Registered Design marks —

EXHIBIT B

Principal Real Estate Income Fund

EXHIBIT C

PRINCIPAL BRANDING STANDARDS

APPENDIX I

Principal Real Estate Income Fund